UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

098003106

(CUSIP Number)

Edwin L. Knetzger, III

Manager

Fund Holdings LLC

c/o DivcoWest

575 Market Street, 35th Floor

San Francisco, California 94105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): 90-0516480 Fund Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,867,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,867,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,867,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Edwin L. Knetzger, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,632,334

	8.	Shared Voting Power 9,867,000

	9.	Sole Dispositive Power 1,632,334

	10.	Shared Dispositive Power 9,867,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,499,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.8%

14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.    Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, $.0001 par value, of Bonds.com Group, Inc., a Delaware corporation (the "Issuer" or the "Company").  The Issuer's principal executive offices are located at 1515 S. Federal Highway, Suite 212, Boca Raton, Florida 33432.

Item 2.    Identity and Background

This Statement is being filed by Fund Holdings LLC, a Florida limited liability company ("Fund Holdings"), and Edwin L. Knetzger, III, an individual who is the sole manager of Fund Holdings and, as of September 2, 2009, became the Chairman of the Board of Directors of the Company ("Mr. Knetzger" and together with Fund Holdings, the "Filing Persons").  Fund Holdings was organized to make investments in the Company.

The principal business and office address of the Filing Persons is 575 Market Street, 35th Floor, San Francisco, California 94105.

Mr. Knetzger is the sole manager of Fund Holdings and Fund Holdings has no officers or directors. Mr. Knetzger is a past and current financial advisor and investor and is currently a principal at DivcoWest, a real estate investment company, located at 575 Market Street, San Francisco, California.  Mr. Knetzger is a citizen of the United States.

Except as described below, during the last five years, neither Fund Holdings nor Mr. Knetzger have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On August 28, 2009 (the “Effective Date”), the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Fund Holdings.  Pursuant to the terms and conditions of the Purchase Agreement, Fund Holdings expects to invest up to $5,000,000 through the purchase of 5,000 Units (as further described below) on or before December 26, 2009.  As of September 2, 2009, Fund Holdings had invested gross proceeds of $1,000,000.00 in exchange for the issuance of 1,000 Units.  The following description of the Purchase Agreement is not complete and is qualified in its entirety by the actual terms of the Purchase Agreement, a copy of which is incorporated herein by reference and attached hereto as Exhibit A.

In connection with the Purchase Agreement, Fund Holdings has agreed to purchase from the Company, and the Company has agreed to sell to Fund Holdings an aggregate of 5,000 units (each, a “Unit,” and collectively, the “Units”) at a purchase price of $1,000 per Unit, as more fully set forth herein.  Pursuant to the terms of the Purchase Agreement, the Units will be purchased in three or more closings, in accordance with the following schedule: 1,000 Units were purchased on September 2, 2009 (the “Initial Closing”); an additional 1,000 Units will be purchased no later than October 12, 2009 (the “Second Closing”), and the final 3,000 Units will be purchased no later than December 26, 2009 (the “Third Closing”).

Each Unit consists of: (i) 2,667 shares of common stock of the Company (the “Common Stock”); (ii) the right, within three years of the applicable closing date upon which such Unit is purchased, to purchase an additional 9,597 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Ordinary Purchase Rights”), and (iii) in the event that all 5,000 Units are sold by December 26, 2009, the unvested right to purchase up to 26,893,580 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Additional Purchase Rights”).  The Additional Purchase Rights will vest in the future only to the extent and in such amount as is equal to the number of shares of Common Stock, up to 26,893,580, that the Company actually issues in the future on account of convertible notes, warrants and options in existence as of the Initial Closing.  The Ordinary Purchase Rights are exercisable generally at any time within three years of the date of the closing in which the applicable Unit was purchased. The Additional Purchase Rights are exercisable at any time within three years of the date that the applicable Additional Purchase Rights vest.

In addition, pursuant to the Purchase Agreement, the Company granted Fund Holdings an additional right (the “Special Purchase Rights,” and together with the Ordinary Purchase Rights and Additional Purchase Rights, the “Rights”) to purchase 1,000,000 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock as of the

Initial Closing.  The Special Purchase Rights may be exercised at any time during the three year period following the Initial Closing.

Subject to the terms of the Purchase Agreement, the Rights may be exercised, at any time within the exercise periods set forth above, at an exercise price equal to the lesser of (1) $0.375 per share (as equitably adjusted for stock splits, combinations and the like), and (2) the price paid for the Company's Common Stock in any future sale of the Company's Common Stock, exclusive of certain excluded transactions.

Fund Holdings was organized to make investments in the Company and Mr. Knetzger is the sole manager of Fund Holdings. Prior to the Initial Closing, Mr. Knetzger and certain other investors contributed an aggregate of $1,000,000 in cash to Fund Holdings in exchange for membership interests.  Mr. Knetzger currently holds a 10% membership interest.  Fund Holdings expects to raise additional capital through the sale of membership interests to both existing and new investors.

Immediately prior to the Initial Closing, Fund Holdings assigned Ordinary Purchase Rights with respect to 2,397,000 shares of Common Stock, the Special Purchase Rights and the Additional Purchase Rights to Mr. Knetzger, Black-II Trust, a trust associated with Mr. Mark G. Hollo ("Mr. Hollo"), and Victor Angermueller (“Mr. Angermueller” and, together with Mr. Knetzger and Mr. Hollo, the “Assignees”).  Each of the Assignees was assigned 799,000 Ordinary Purchase Rights and one-third (1/3) of the Special Purchase Rights and one-third (1/3) of the Additional Purchase Rights.

Pursuant to the Purchase Agreement, the Company agreed to certain additional covenants for the benefit of the Filing Persons, including the following:

•      The Company agreed to reimburse Fund Holdings for legal fees of up to $20,000;

•      The Company agreed to reimburse Fund Holdings for fees equal to 5% of the gross investment amount as a non-accountable due diligence fee and expense reimbursement;

•      The Company agreed to require that (a) the Company’s annual operating budget and (b) any expenditure in excess of $10,000 not included as part of the Company’s annual operating budget be approved by the Board of Directors and the affirmative vote Mr. Knetzger, III (for so long as Mr. Knetzger remains on the Board of Directors);

•      The Company agreed to prepare and furnish to Fund Holdings and make publicly available in accordance with Rule 144(c) of the Securities Act such information as is required for Fund Holdings to sell its shares of Common Stock under Rule 144 of the Securities Act of 1933, as amended (the “Act”);

•      The Company agreed that, if the Second Closing and Third Closing occur within the applicable time periods described above, then for a period of 30 days after the Third Closing, to not (a) take any action with the intent of facilitating the efforts of, or (b) enter into any agreement with, any third party relating to any possible agreement involving the sale of the Company’s capital stock for the purpose of raising capital for the Company, other than if the Board of Directors must take any of the foregoing actions to avoid breaching their fiduciary obligations to the Company;

•      The Company agreed to, subject to approval of the Board of Directors and the affirmative vote of Mr. Knetzger, effectuate a reverse stock split;

•      The Company agreed to, immediately following the Initial Closing, appoint Mr. Hollo as a non-voting Special Advisor to the Board of Directors for a period of three (3) years from such date, and in connection therewith, grant Mr. Hollo a stock option with respect to 250,000 shares of Common Stock, and afford him the same expense reimbursement and compensation, if any, that is provided to the entire Board of Directors; and

•      The Company agreed to provide one demand registration right to Fund Holdings to cause the Company to register the Common Stock purchased by Fund Holdings pursuant to the Purchase Agreement and any shares of Common Stock issued or issuable on account of the exercise of the Rights.  In addition, Fund Holdings has been provided with “piggyback” registration rights, which allows Fund Holdings to have the shares of Common Stock purchased by Fund Holdings pursuant to the Purchase Agreement and any shares issued or issuable on account of the Rights registered by the Company in the event that the Company registers shares of Common Stock in the future (subject to certain customary exclusions and limitations).

With respect to the covenants listed above, in the event that less than 5,000 Units have been purchased by the Purchaser prior to December 26, 2009, certain covenants enumerated above, including those regarding the reverse stock split, board observer, and veto rights shall terminate and be of no further force or effect.

Item 4.    Purpose of Transaction

Fund Holdings entered into the Purchase Agreement and Mr. Knetzger invested in Fund Holdings and became a director of the Company for strategic investment purposes and to provide capital to the Company to grow and expand its business.   In particular, the Filing Persons believe that their investment will help the Company improve and expand its business platform and increase revenues.

In connection with the Filing Persons investment in the Company, Mr. Knetzger was appointed as Chairman of the Board of Directors of the Company.

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

The Filing Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment in the Company, including by, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, or formulating other plans or proposals regarding the Company or securities of the Company to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company (including, but not limited to, the attitude of the Company’s board of directors and management and other stockholders of the Company) and the general business and future prospects of the Company.

Except as described elsewhere in this Schedule 13D and incorporated by reference into this Item 4 of this Schedule 13D, none of the Filing Persons have any current intention, plan or proposal which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of Issuer

(a)          As of the date of this Statement, the Filing Persons beneficially owned in the aggregate 11,499,334 shares of Common Stock, constituting 15.8% of the outstanding shares of Common Stock.  The percentage of shares of Common Stock owned is based upon 61,316,590 shares of Common Stock as reported by the Company in its Form 10-Q for the quarter ended June 30, 2009, plus the Company securities issued to the Filing Persons on September 2, 2009.

(b)         The number of shares of Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

(c)          There have been no reportable transactions effected with respect to the shares of Common Stock or Rights within the last 60 days by the Filing Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D described in Item 3 of this Schedule 13D.

(d)         Not applicable

(e)          Not applicable.

Item 6.    Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer

The responses set forth in Items 3 and 5 of this Schedule 13D are incorporated by reference in their entirety into this Item 6.

Mr. Hollo is the controlling member of The Fund, LLC, a financial advisory firm.  As a condition to the Initial Closing, the Company agreed to enter into a Financial Advisory Agreement with The Fund LLC for services related to financial advice, mergers and acquisitions, capital formation and corporate finance, business advisory and related matters.  As of September 2, 2009, the Company has not entered into a formal agreement with The Fund LLC, but expects to enter into a formal agreement pursuant to which the Company will agree to retain such services of The Fund LLC for a period of three years at a rate of $12,000 per month.

Mr. Angermueller is affiliated with Radnor Research and Trading Company, LLC (“Radnor”), which has entered into a Revenue Sharing Agreement, dated as of July 1, 2009, with the Company (the “RSA”).

In connection with the Initial Closing, Mr. Knetzger, Mr. Hollo and Mr. Angermueller entered into a Service and Fee Agreement, pursuant to which the parties agreed to share certain fees and compensation to be received by them from Fund Holdings and/or the Company, including the Rights available to Mr. Knetzger pursuant to Fund Holdings limited liability company agreement, the fees payable to The Fund LLC pursuant to the Advisory Agreement and a portion of the commissions payable to Radnor pursuant to the RSA.  In accordance with this agreement, Mr. Knetzger caused Fund Holdings to assign to each of Mr. Hollo and Mr. Angermueller, or their designated assignees, a portion of the Rights as to which Mr. Knetzger was otherwise entitled to retain (as more particularly described in Item 3).

Item 7.    Material to be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A- Unit Purchase Agreement, dated as of August 28, 2009, by and between Bonds.com Group, Inc. and Fund Holdings LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated:  September 21, 2009

FUND HOLDINGS, LLC

By:	/s/ Edwin L. Knetzger, III
Name: Edwin L. Knetzger, III
Title: Manager

/s/ Edwin L. Knetzger, III
Edwin L. Knetzger, III

EXHIBIT INDEX

Exhibit	Description

A

Unit Purchase Agreement, dated as of August 28, 2009, by and between Bonds.com Group, Inc. and Fund Holdings LLC (incorporated by reference to Exhibit 10.1 to Bonds.com Group, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on September 3, 2009)